JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

By Airmail

08003848

4th July 2008

SUPPL

RECEIVED
2008 JUL 17 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 4th July 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

PROCESSED
JUL 22 2008
THOMSON REUTERS

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dw 7/17

[Cng/Dividend/2008interim-div/dl/2]

Regulatory Announcement

Company	Jardine Matheson Hdg
TIDM	JAR
Headline	Notice of 2008 Half-Yearly Results
Released	10:23 04-Jul-08
Number	3402Y10

RNS Number : 3402Y
Jardine Matheson Hldgs Ld
04 July 2008

JARDINE MATHESON HOLDINGS LIMITED
2008 HALF-YEARLY RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the half-yearly results and dividend for the six months ended 30th June 2008 of the above Company will be considered is Friday, 1st August 2008.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th July 2008

www.jardines.com

This information is provided by RNS
The company news service from the London Stock Exchange

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